LION ELECTRIC

TMX | TSX Trust

VOTING INSTRUCTION FORM – NON-OBJECTING BENEFICIAL OWNERS

I/We, being holder(s) of Common Shares of The Lion **Electric Company (the "Corporation"),** hereby appoint Marc Bedard, director, CEO-Founder of the Corporation or failing him Richard Coulombe, Chief Financial Officer of the Corporation, or

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To attend the meeting or to appoint someone to attend on your behalf, print that name as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as recommended by management of the Corporation) on all the following matters and any other matter that may properly be brought before the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held virtually via live webcast at https://www.icastpro.ca/elion240515 on Wednesday, May 15, 2024, at 11:00 a.m. (Eastern Time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. To participate, interact, ask questions or vote at the Meeting, registered shareholders and duly appointed proxyholders will need a Control Number and the following password: "lion2024" (case sensitive). If you appoint a proxyholder other than the proxyholders listed above, YOU MUST return your VIF by mail, email or Internet to TSX Trust and YOU MUST ALSO either complete the online form at https://www.tsxtrust.com/control-number-request or call TSX Trust at 1 866 751-6315 (toll free in Canada and the United States) or 1 416-682-3860 (other countries) by 11:00 a.m. (Eastern Time) on May 13, 2024, to properly register your proxyholder, so that TSX Trust may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the Control Number set forth on this VIF. Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest. Guests will not be able to submit questions, vote or otherwise participate at the Meeting.

Management recommends voting FOR the following resolutions. Please use a black pencil or pen.

1. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD
1. Latasha Akoma	☐	☐	6. Ann L. Payne	☐	☐
2. Sheila C. Bair	☐	☐	7. Pierre-Olivier Perras	☐	☐
3. Marc Bedard	☐	☐	8. Michel Ringuet	☐	☐
4. Pierre Larochelle	☐	☐	9. Lorenzo Roccia	☐	☐
5. Dane L. Parker	☐	☐	10. Pierre Wilkie	☐	☐

2. Appointment of Auditors

	FOR	WITHHOLD
To appoint Raymond Chabot Grant Thornton LLP as Auditors of the Corporation	☐	☐

3. **Renewal of the Company's Omnibus Plan**

	FOR	AGAINST
To consider and, if deemed appropriate, to approve an ordinary resolution to renew the Company's Omnibus Plan (as defined in the Circular), including all unallocated options, rights or other entitlements thereunder, as more fully described in the Circular	☐	☐

Under Canadian securities legislation, you are entitled to receive certain investor documents. If you wish to receive such documents, please check the applicable boxes below. You may also go to the TSX Trust Company website https://services.tsxtrust.com/financialstatements and input code 7698.

☐ I would like to receive quarterly financial statements ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated for any particular item specified above, the shares represented by this VIF will be voted FOR such item or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

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Signature Date

Please sign exactly as your name(s) appears on this VIF. Please see reverse for instructions. All VIFs must be received by no later than 11:00 a.m. (Eastern Time) on Monday, May 13, 2024.

Voting Instruction Form (“VIF”) –– Annual Meeting of Shareholders of The Lion Electric Company to be held on May 15, 2024 (the “Meeting”) NOTES 1. We are sending to you the enclosed proxy‐related materials that relate to a Meeting of the holders of the class of securities that are held on your behalf by the intermediary identified above. Unless you attend the Meeting and vote online, your securities can be voted only by your proxyholder appointed above or, failing the appointment of any person, by Management, as proxyholder of the registered holder, in accordance with your instructions. 2. We cannot vote for you if we do not receive your voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you want to attend the Meeting and vote online, please write your name in the place provided for that purpose in this form, and register yourself as a proxyholder with TSX Trust Company in accordance with the instructions below. A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this VIF. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this VIF. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Management Proxy Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the registered representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If this VIF is not dated, it will be deemed to be dated on the day it was mailed by Management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting. 7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variation to matters identified in the notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof. 8. Your voting instructions will be recorded on receipt of the VIF. 9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 10. If you have any questions regarding the enclosed documents, please contact the registered representative who services your account. 11. This VIF should be read in conjunction with the Management Proxy Circular and other proxy materials provided by Management. 12. If you wish to appoint yourself or a person other than any of the persons designated in this VIF to attend and act for you and on your behalf at the Meeting, you MUST submit your VIF, appointing that proxyholder by the voting deadline AND register that proxyholder with TSX Trust Company by calling 1-866- 751-6315 (toll free in Canada and the United States) or 416-682-3860 (other countries), or complete the online form at https://www.tsxtrust.com/control-number-request, by no later than 11:00 a.m. (Eastern Time) on May 13, 2024, or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), so that TSX Trust Company may provide such proxyholder with a 13-digit proxyholder control number via email. Registering your proxyholder is an additional step to be completed AFTER you have submitted your VIF so that TSX Trust Company may provide your proxyholder with a control number via email. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote or ask questions at the meeting and, consequently, would result in your proxyholder only being able to attend the meeting online as a guest. All holders should refer to the Management Proxy Circular for further information regarding completion and use of this VIF and other information pertaining to the Meeting. This VIF is solicited by and on behalf of the Corporation’s management. All proxies must be received by 11:00 a.m. (Eastern Time) on Monday, May 13, 2024. How to Vote INTERNET Go to https://www.meeting-vote.com  Cast your vote online  View Meeting documents  TELEPHONE Use any touch-tone phone, call toll free in Canada and the United States 1-888-489-7352, an agent will help you vote online. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, DO NOT return this VIF. To vote using your smartphone, please scan this QR Code: MAIL or EMAIL Complete and return your signed VIF in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively scan and email to proxyvote@tmx.com.